SECURITIES AND EXCHANGE COMMISSION
                                  Washington, DC 20549

                                         FORM 12b-25

                                  NOTIFICATION OF LATE FILING

                                Commission File Number 0-33239

         (Check One)

         [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K

         [ ] Form 20-F   [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

         For period ended: September 30, 2002

         [ ] Transition Report on Form 10-K and Form 10-KSB

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q and Form 10-QSB

         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant:   BlueStar Leasing, Inc.

Former name if applicable:

Address of principal executive office (Street and number):
                           2800 Post Oak Blvd., Suite 5260

City, state and zip code:  Houston, Texas 77056

                                     PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)


[x]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant completed an acquisition and change of management following the end of the September 30, 2002 quarter. As a result of the management transition and demands associated therewith, the Registrant will be unable to file by the prescribed due date Form 10-QSB for the quarter ended September 30, 2002

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Gregory W. Neuman                      (713) 621-0577
            (Name)                      (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [] Yes [x] No

                             BLUESTAR LEASING, INC.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 11, 2002                 By: /s/ Ron F. Bearden
                                        Ron F. Bearden, President